UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

TRIPOS INC.
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)


896928108
------------------------------------------------------------
(CUSIP NUMBER)


Jeffrey Bronchick, CIO
Reed, Conner & Birdwell, LLC.
11111 Santa Monica Boulevard, Suite 1700
Los Angeles, CA  90025
Tel No. (310) 478-4005
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


                            December 31, 2000
------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP:  896928108

---------------------------------------------------------------
1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Reed Conner & Birdwell, LLC. I.R.S. Identification No. 95-4833644

---------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a)  [   ]
   N/A							(b)  [   ]

---------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------
4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

---------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
p
     California

---------------------------------------------------------------
NUMBER OF		7	SOLE VOTING POWER		0
SHARES			---------------------------------------------
BENEFICIALLY		8	SHARED VOTING POWER		184,800
OWNED BY		---------------------------------------------
EACH			9	SOLE DISPOSITIVE POWER		0
REPORTING       	  ---------------------------------------------
PERSON WITH		10	SHARED DISPOSITIVE POWER	184,800

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	184,800

---------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*							[   ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.62%




---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA

Cusip # 896928108
Item 1: Reporting Person - Donn B. Conner*
Item 4: OO
Item 6: USA
Item 7: 184,800
Item 8: None
Item 9: 184,800
Item 10: None
Item 11: 184,800
Item 13: 5.62%
Item 14: IN

Cusip # 896928108
Item 1: Reporting Person - Jeffrey Bronchick*
Item 4: OO
Item 6: USA
Item 7: 184,800
Item 8: None
Item 9: 184,800
Item 10: None
Item 11: 184,800
Item 13: 5.62%
Item 14 IN

Cusip # 896928108
Item 1: Reporting Person - James C. Reed*
Item 4: OO
Item 6: USA
Item 7: 184,800
Item 8: None
Item 9: 184,800
Item 10: None
Item 11: 184,800
Item 13: 5.62%
Item 14: IN

Cusip # 896928108
Item 1: Reporting Person - James P. Birdwell*
Item 4: OO
Item 6: USA
Item 7: 184,800
Item 8: None
Item 9: 184,800
Item 10: None
Item 11: 184,800
Item 13: 5.62%
Item 14: IN

* Collectively referred to herein as "Control Persons"


Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is the Common Stock of Tripos, Inc. whose principal executive offices are located at 1699 South Hanley Road, St. Louis, MO 63144.

Item 2.	Identity & Background

(a)	Reed Conner & Birdwell, LLC.
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	Investment Adviser
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Donn B. Conner
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	President of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Jeffrey Bronchick
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	CIO of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	James C. Reed
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	Executive Vice President of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	James P. Birdwell
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	Executive Vice President of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.


Item 3.	Source and Amount of Funds or Other Consideration

Reed, Conner & Birdwell, LLC. in its capacity as an investment adviser will purchase on behalf of its' clients. No monies are borrowed for such an acquisition.


Item 4.	Purpose of Transaction

Reed, Conner & Birdwell, LLC. ("RCB") and its' Control Persons are referred to herein as the "Reporting Person." RCB is a registered investment advisor engaged in the business of securities analysis and investment and pursues an investment philosophy of identifying undervalued companies and purchasing shares of these companies. In order to achieve its clients' investment objectives, RCB may participate in discussions with company management or third parties concerning significant matters in which RCB may suggest possible courses of action to enhance shareholder value or cause recognition of what RCB perceives to be the company's true value. In such situations, RCB may acquire more than five percent of a company's equity securities in order to play a more active role in corporate governance and participate in discussions with third parties concerning proposed corporate transactions.

RCB has elected to convert its filing on Schedule 13G to a filing on
Schedule 13D to reflect its decision to enter into discussions with management and or third parties that may relate to or result in, among other things, a change in the Issuer's management, control, capitalization, the sale or transfer of a material portion of the Issuer's assets, a merger, reorganization or other similar transaction involving the Issuer (RCB has not developed specific plans or proposals with respect to any of the foregoing but may do so in the future). Through such actions RCB intends to seek to maximize the shareholder value of the Issuer.

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which RCB has discretionary investment and voting power. In addition, the Reporting Person may in the future acquire additional securities of the Issuer on behalf of RCB's clients or dispose of some or all of RCB's current holdings of the Securities in the ordinary course of RCB's business and the management of it's client accounts.

Item 5.	Interest in Securities of the Issuer

(a) & (b) The Reporting Person has discretionary investment and voting power on 184,800 shares of common stock which constitutes approximately 5.62% of shares outstanding. All ownership percentages herein assume that there are 3,290,000 shares outstanding. Of the total represented by RCB, 8,500 or .26% is individually owned by its' Control Persons.


(c)	Transactions made by RCB within the last sixty days:

		07-Nov-00	B  	50	29.6175
		17-Nov-00	B  	150	29.75
		17-Nov-00	B  	150	29.75
		20-Nov-00	S  	500	29
		20-Nov-00	S  	500	29.5
		20-Nov-00	B  	50	29.3675
		22-Nov-00	S  	2000	25.1438
		29-Nov-00	S  	1000	25
		29-Nov-00	B  	150	24.875
		04-Dec-00	S  	500	24.875
		04-Dec-00	B  	50	24.875
		05-Dec-00	S  	5000	24.875
		07-Dec-00	S  	300	25.5625
		07-Dec-00	B  	100	26.125
		13-Dec-00	B  	50	29.125
		13-Dec-00	S  	100	28.1325
		29-Dec-00	B  	100	22.9167
		29-Dec-00	B  	100	22.9167
		29-Dec-00	B  	100	22.9167
		29-Dec-00	B  	100	23.25
		29-Dec-00	B  	50	23.3675
		29-Dec-00	B  	250	23.375
		03-Jan-01	B  	600	22.25
		08-Jan-01	B  	100	25
		24-Jan-01	S  	500	27.25
		24-Jan-01	S  	1500	26.875
		30-Jan-01	B  	50	30.12
		09-Feb-01	B  	150	16.5
		12-Feb-01	S  	2000	15.625
		12-Feb-01	S  	1800	15.1618
		12-Feb-01	S  	500	15.25

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Reed, Conner & Birdwell, LLC. and its' Control Persons entered into a joint filing agreement on February 14, 2001


Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement by RCB and its' Control Persons.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

Reed Conner & Birdwell, LLC.

By:  /S/ Donn B. Conner
----------------------------------
Donn B. Conner, President

By:  /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, CIO

By:  /S/ James C.  Reed
----------------------------------
James C. Reed, Executive VP

By:  /S/ James P. Birdwell
----------------------------------
James P. Birdwell, Executive VP

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."
The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules there under may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: February 14, 2001


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, President & CEO


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, CIO


By: /S/ James C.  Reed
-----------------------------------
James C. Reed, Executive VP


By: /S/ James P. Birdwell
-----------------------------------
James P. Birdwell, Executive VP